UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

TRONOX INCORPORATED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        897051207
(CUSIP Number)

Gentry S. Klein
Cetus Capital, LLC

8 Sound Shore Drive, Suite 303

Greenwich, CT  06830

(203) 552-3542

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             September 15, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 897051207	Page 2 of 9 Pages

1           Name of Reporting Person

Cetus Capital, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		Class A 0; Class B 0
Beneficially Owned By Each	8	Shared Voting Power
Reporting Person With	9	Sole Dispositive Power Class A 0; Class B 0
	10	Shared Dispositive Power

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 0; Class B 0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13           Percent of Class Represented By Amount in Row (11)

Class A 0%; Class B 0%

14           Type of Reporting Person (See Instructions)

              OO

CUSIP No. 897051207	Page 3 of 9 Pages

1           Name of Reporting Person

Littlejohn Fund III, L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares
Beneficially Owned By Each	8	Shared Voting Power Class A 0; Class B 0
Reporting Person With	9	Sole Dispositive Power
	10	Shared Dispositive Power
		Class A 0; Class B 0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 0; Class B 0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13           Percent of Class Represented By Amount in Row (11)

Class A 0%; Class B 0%

14           Type of Reporting Person (See Instructions)

               OO

CUSIP No. 897051207	Page 4 of 9 Pages

1           Name of Reporting Person

Littlejohn Associates III, L.L.C.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

7	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares
Beneficially Owned By Each	8	Shared Voting Power Class A 0; Class B 0
Reporting Person With	9	Sole Dispositive Power
	10	Shared Dispositive Power
		Class A 0; Class B 0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

Class A 0; Class B 0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13           Percent of Class Represented By Amount in Row (11)

Class A 0%; Class B 0%

14           Type of Reporting Person (See Instructions)

            OO

CUSIP No. 897051207	Page 5 of 9 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission on August 19, 2010 (the “Schedule 13D”) relating to shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”) and the Class B Common Stock, par value $0.01 per share (the “Class B Shares”) of Tronox Incorporated, a Delaware corporation (“Issuer”).  Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 5.                   Interest in Securities of the Issuer.

Item 5(a)-(b) and (e) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) On September 16, 2010, the Reporting Persons ceased to be the beneficial owners of any Class A Shares or Class B Shares.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(e)           On September 16, 2010, the Reporting Persons ceased to be the beneficial owners of any Class A Shares or Class B Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On September 16, 2010, the Reporting Persons ceased to be the beneficial owners of any Class A Shares or Class B Shares.  The Reporting Persons may not be deemed to be members of a “group” pursuant to Section 13(d)(3) of the Exchange Act because they ceased to be the beneficial owners of any Class A Shares or Class B Shares.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A - Transactions in the Class A Shares and Class B Shares effected in the past 60 days

Exhibit B - Joint Filing Agreement, dated as of August 19, 2010, by and among Cetus Capital, LLC, Littlejohn Fund III, L.P., and Littlejohn Associates III, L.L.C.

CUSIP No. 897051207	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010                                                                     CETUS CAPITAL, LLC

By:           Littlejohn Fund III, L.P., manager
By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
Manager

Date: September 17, 2010                                                                    LITTLEJOHN FUND III, L.P.

By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
                Manager

Date: September 17, 2010                                                                    LITTLEJOHN ASSOCIATES III, L.L.C.

By:           /s/ Michael I. Klein
Michael I. Klein
                Manager

CUSIP No. 897051207	Page 7 of 9 Pages

EXHIBIT A

Transactions in the Shares of Tronox Incorporated Class A Shares Effected in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Cetus Capital, LLC	9/16/2010	Open Market Sale	150,500	$0.4942
Cetus Capital, LLC	9/15/2010	Open Market Sale	208,500	$0.4550
Cetus Capital, LLC	8/27/2010	Open Market Sale	5,000	$0.28
Cetus Capital, LLC	8/26/2010	Open Market Sale	50,000	$0.267
Cetus Capital, LLC	8/25/2010	Open Market Sale	25,000	$0.27
Cetus Capital, LLC	8/18/2010	Open Market Sale	10,000	$0.31
Cetus Capital, LLC	8/17/2010	Open Market Sale	75,000	$0.30
Cetus Capital, LLC	8/3/2010	Open Market Purchase	5,000	$0.26
Cetus Capital, LLC	8/2/2010	Open Market Purchase	31,600	$0.26
Cetus Capital, LLC	7/28/2010	Open Market Purchase	16,000	$0.25
Cetus Capital, LLC	7/27/2010	Open Market Purchase	100,000	$0.25
Cetus Capital, LLC	7/22/2010	Open Market Purchase	194,400	$0.19
Cetus Capital, LLC	7/19/2010	Open Market Purchase	27,000	$0.23

CUSIP No. 897051207	Page 8 of 9 Pages

Transactions in the Shares of Tronox Incorporated Class B Shares Effected in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Cetus Capital, LLC	9/15/2010	Open Market Sale	32,472	$0.4375
Cetus Capital, LLC	8/26/2010	Open Market Sale	28,500	$0.2669
Cetus Capital, LLC	8/25/2010	Open Market Sale	76,500	$0.2784
Cetus Capital, LLC	8/18/2010	Open Market Sale	10,000	$0.31
Cetus Capital, LLC	8/17/2010	Open Market Sale	27,500	$0.30
Cetus Capital, LLC	8/3/2010	Open Market Purchase	2,945	$0.26
Cetus Capital, LLC	7/29/2010	Open Market Purchase	15,100	$0.26
Cetus Capital, LLC	7/28/2010	Open Market Purchase	50,268	$0.25
Cetus Capital, LLC	7/27/2010	Open Market Purchase	52,500	$0.25
Cetus Capital, LLC	7/22/2010	Open Market Purchase	6,600	$0.19

CUSIP No. 897051207	Page 9 of 9 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, par value $0.01 per shares, of Tronox Incorporated, dated as of August 19, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 19, 2010                                                                          CETUS CAPITAL, LLC

By:           Littlejohn Fund III, L.P., manager
By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
Manager

Date: August 19, 2010                                                                        LITTLEJOHN FUND III, L.P.

By:	Littlejohn Associates III, L.L.C., its general partner

/s/ Michael I. Klein
Michael I. Klein
                Manager

Date: August 19, 2010                                                                         LITTLEJOHN ASSOCIATES III, L.L.C.

By:           /s/ Michael I. Klein
Michael I. Klein
Manager